2200 Ross Avenue, Suite 2200
Dallas, Texas 75201-6776
Telephone:  214-740-8000
Fax:  214-740-8800
www.lockelord.com

Gina E. Betts
Direct Telephone:  214-740-8515
Direct Fax:  214-740-8929
gbetts@lockelord.com

June 9, 2009

Via Facsimile and Edgar Filing

Ms. Peggy Kim, Esq.
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         Weingarten Realty Investors
                Schedule TO-I filed June 1, 2009
File No.  5-43286

Dear Ms. Kim:

We are in receipt of your comment letter dated June 8, 2009.  Set forth below is a re-type of each of the Commission's comments followed by each of Weingarten Realty Investors' (the "Company") responses.  For your reference, the Company has extended the expiration date for the tender of non-convertible notes to 5:00 p.m. New York City time on June 9, 2009.

Offer to Purchase

1.    We note that the any and all offer expires in less than 20 business days.  Please revise so that the any and all offer is open for the required full 20 business days or advise us.  Refer to Rule 14e-1(a) and Section 1.C. of SEC Release No. 34-43069.

As we discussed, the Company, in setting the expiration date at six business days for the any and all offer for the non-convertible notes, relied upon the Kidder, Peabody & Co., Inc. no action letter issued on May 5, 1986 and the Salomon Brothers Inc. no-action letter issued on October 1, 1990.  These no-action letters, as well as others, provided that the Commission would not pursue an enforcement action under Rule 14e-1(a) or (b) if the tender offer satisfies the following conditions:

(i)	The offer is to purchase for cash any and all non-convertible investment grade debt of a particular class or series.

(ii)	The offer is open to all record and beneficial holders of that class or series of debt.

Atlanta, Austin, Boston, Chicago, Dallas, Houston, London, Los Angeles, New Orleans, New York, Sacramento, Washington DC

June 9, 2009

(iii)
The offer is conducted in any manner designed to afford all record and beneficial holders of that class or series of debt a reasonable opportunity to participate in the tender offer, including dissemination of the offer on a expedited basis in the situation where the tender offer is open for a period of less than 10 calendar days.

(iv)	All tendering holders of that class or series of debt are paid promptly for their tendered securities after all such securities are accepted for payment.

(v)	The offer is not made in anticipation of or in response to other tender offers for the issuer's securities.

We believe the any and all offer satisfies these conditions because:

(i)	The Company's offer is to purchase, for cash, any and all of its non-convertible debt securities, all of which are investment grade.

(ii)	The Company's offer is open to all record and beneficial holders of all of the Company's outstanding non-convertible debt securities.

(iii)
The Company's offer was disseminated on an expedited basis to all record and beneficial holder of the non-convertible debt.  Each such holder was also contacted by the Company's dealer-manager, J.P. Morgan with respect to the offer.

(iv)	The settlement date for the Company's any and all offer is the day following the expiration date of the offer.

(v)	The Company's offer is not made in anticipation of or in response to any tender offer for the Company's securities.

Copies of the referenced no-action letters are being provided supplementally for your convenience.  Because the Company's any and all offer satisfies each of the criteria established by the Commission in these no-action letters, we respectfully request that the Commission withdraw comment 1.

2.    Please tell us whether you believe each of the series of securities is a separate class of subject security for purposes of Rule 13e-4 and Regulation 14E.  If you believe that each series of notes is a separate class of subject security, then revise the disclosure which currently refers to the offer for any and all as one offer.

Rule 13e-4 applies only to "issuer tender offers," which are defined in Rule 13e-4 to mean a tender offer for equity securities.  The Company's any and all offer is for non-convertible, investment grade debt securities and does not involve a tender offer for equity.  The Company believes it has complied with Regulation 14E.

June 9, 2009

3.    Please revise to state the minimum and maximum amounts offered to the holders of the convertible notes.  Refer to Item 1004(a)(l)(ii) of Regulation M-A.

There is no minimum amount offered to the holders of the convertible notes.  The amendment that the Company will file to the Schedule TO will amend the Offer to Purchase to disclose that due to the number of non-convertible notes tendered in the any and all offer, the Company will purchase up to a maximum of $247,055,000 of convertible notes.

How will the Company pay for the Notes, page 4

4.    We note that you will obtain the necessary funds by liquidating short term investments.  Please revise to describe the short term investments.  Refer to Item 1007(a) of Regulation M-A.

The short-term investments that will be liquidated are overnight short-term cash investments.  The amended Schedule TO amends the Offer to Purchase to reflect this disclosure.  The amendment to the Schedule TO also amends the Offer to Purchase to provide that the loan under the Company's unsecured credit facility will be repaid from operating cash flow, dispositions of assets and other financing transactions.  A draft of the amendment to the Schedule TO is being supplementally provided to the Commission.

Expiration Dates, page 11

5.    Please revise to describe the circumstances under which you would delay acceptance.

The Company will not delay acceptance of any tendered convertible notes.  The amendment to the Schedule TO amends the Offer to Purchase to provide that there will be no delay in the acceptance of any tendered convertible notes.

Acceptance of Notes for Purchase, page 14

6.    We note that on page 15 you state that a you may transfer or assign the right to purchase securities in this offer.  Please confirm your understanding that any entity to which you assign the right to purchase shares in this offer must be included as a bidder in this offer.  Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

The Company will not transfer or assign the right to purchase securities in the tender offer.  The amendment to the Schedule TO amends  the Offer to Purchase to provide that the Company will not transfer or assign the right to purchase securities in the tender offer.

In a separate letter, the Company has made the acknowledgement requested in your letter.

It is our position that the changes to the Offer to Purchase described above do not constitute material changes, therefore no extension of the tender offer for convertible securities is required.  Please confirm your concurrence.

                                   Sincerely,

/s/ Gina E. Betts
Gina E. Betts

cc:          Bryan Goolsby, Esq.
Steve Richter (Weingarten)
Edward Ricchiuto, Esq.